EXHIBIT 99.1

Golar LNG Limited Announces Pricing of $500 Million of 2.75% Convertible Senior Notes Due 2030 and repurchase of 2.5 million common shares

Hamilton, Bermuda, June 26, 2025 – Golar LNG Limited (the “Company”) (NASDAQ: GLNG) announces today the pricing of $500 million aggregate principal amount of its 2.75% Convertible Senior Notes due 2030 (the “Notes”), in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company has also granted the initial purchasers of the Notes a 30-day option to purchase up to an additional $75 million aggregate principal amount of the Notes in connection with the offering. The offering is expected to close on June 30, 2025, subject to the satisfaction of certain customary closing conditions.

The Notes will be senior, unsecured obligations of the Company, bear interest at a rate of 2.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2025, mature on December 15, 2030, and be convertible into the Company’s common shares, cash, or a combination of shares and cash, at the Company’s election. The conversion rate for the Notes will initially equal 17.3834 common shares per $1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately $57.53 per common share, representing an initial conversion premium of approximately 40% over the volume-weighted average price of the Company’s common shares of $41.09 on June 25, 2025 and is subject to adjustment upon the occurrence of certain events.

The Notes will be redeemable, in whole or in part (subject to certain limitations), at our option at any time, and from time to time, on or after December 20, 2028 if the last reported sale price of our common shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

If we undergo a fundamental change (as defined in the indenture governing the Notes), holders may require us to purchase the Notes in whole or in part for cash at a fundamental change purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

The Company will use the net proceeds from the sale of the Notes (including any notes sold pursuant to the initial purchasers’ option to purchase addition Notes, if exercised) to repurchase 2.5 million of the Company’s common shares in connection with the offering of the Notes and for general corporate purposes, which may include, among other things, future growth investments including a contemplated fourth FLNG unit, MKII FLNG conversion costs, FLNG Hilli redeployment costs, repaying indebtedness, and funding working capital and capital expenditures.

IMPORTANT INFORMATION

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale would be unlawful. Any offer of the Notes will be made only by means of a private offering memorandum.

The Notes and the shares of common stock issuable upon conversion of the Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from registration requirements under the Securities Act and applicable state securities laws.

This announcement contains information about a pending transaction and there can be no assurance that this transaction will be completed.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “will,” “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements and include statements related to the proposed offering of the Notes, the terms and conditions, the intended use of proceeds and other non-historical matters.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict and which could cause actual outcomes and results to differ materially from what is expressed or forecasted in such forward-looking statements. Such risks include risks relating to the actual use of proceeds and other risks described in our most recent annual report on Form 20-F filed with the SEC.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
June 26, 2025

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo – CEO
Eduardo Maranhão – CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

This announcement is not being made in and copies of it may not be distributed or sent into any jurisdiction in which the publication, distribution or release would be unlawful.